
September 20, 2021

Edmundo Gonzalez
Chief Executive Officer
Marpai, Inc.
5701 East Hillsborough Avenue, Suite 1417
Tampa, FL 33610-5428

> **Re: Marpai, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 8, 2021**
> **File No. 333-258029**

Dear Mr. Gonzalez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2021 letter.

Amendment No. 1 to Form S-1 filed September 8, 2021

Condensed Consolidated Statements of Operation, page F-4

1. Please explain the factors that you considered in concluding that your current presentation of depreciation and amortization as an operating expense, none of which appears to have been included in cost of revenue, complied with guidance in SAB Topic 11B.

　　　　You may contact Franklin Wyman at (202) 551-3660 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joe McCann at (202) 551-6262 with any other questions.

　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　　Office of Life Sciences

cc:　　Angela Dowd, Esq.